Exhibit 99.6

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	12:28 31-May-07
Number	5319X
  RNS Number: 5319X
Wolseley PLC
31 May 2007
Wolseley plc hereby notifies the following share purchases made by directors/ persons discharging managerial responsibilities (‘PDMRs’) under the Wolseley plc Dividend Reinvestment Plan in respect of the interim dividend for the year ended 31 July 2007, which was paid on 31 May 2007.

	No. of shares purchased	Purchase price per share
Director/PDMRs Name	on 31 May 2007	in pence

Robert H. Marchbank	111	1317p
Robert M. Walker	18	1317p
Stephen P. Webster*	39	1317p
Mark J. White	77	1317p

*	The purchase was made by Mr Webster’s spouse.
The directors’/PDMRs beneficial holdings have each been respectively increased as a result of these purchases.
FURTHER INFORMATION:
Wolseley plc
Tel: 0118 929 8700
Guy Stainer — Head of Investor Relations
Mark White- Group Company Secretary and Counsel
This information is provided by RNS
The company news service from the London Stock Exchange
END